                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                          -------------------------




                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 2)


                        CHANCELLOR MEDIA CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 158915 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Thomas O. Hicks
                         200 Crescent Court, Suite 1600
                              Dallas, Texas 75201
                               (214) 740-7300
--------------------------------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)


                     August 31, 1998; September 15, 1998
--------------------------------------------------------------------------------
            (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(e), (f) or (g), check the following box [   ].





                         (Continued on following pages)

---------------------                                      ---------------------
CUSIP No. 158915 10 8                    13D                        Page 2
---------------------                                      ---------------------



  1      NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Mr. Thomas O. Hicks
-----------------------------------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                              (a)   [ ]
                                                                                              (b)   [X]
-----------------------------------------------------------------------------------------------------------
  3      SEC USE ONLY

-----------------------------------------------------------------------------------------------------------
  4      SOURCE OF FUNDS
            PF
-----------------------------------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                                    [ ]
-----------------------------------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-----------------------------------------------------------------------------------------------------------
                                           7       SOLE VOTING POWER
                NUMBER OF                          1,625,705
                  SHARES                   ----------------------------------------------------------------
               BENEFICIALLY                8       SHARED VOTING POWER
                 OWNED BY
                   EACH                            15,318,666
                REPORTING                  ----------------------------------------------------------------
                  PERSON                   9       SOLE DISPOSITIVE POWER
                   WITH
                                                   1,625,705
                                           ----------------------------------------------------------------
                                           10      SHARED DISPOSITIVE POWER

                                                   15,318,666
                                           ----------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         16,944,371
-----------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES
                                                                                                    [ ]
-----------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         11.9%
-----------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         IN
-----------------------------------------------------------------------------------------------------------

* THE REPORTING PERSON EXPRESSLY DISCLAIMS (I) THE EXISTENCE OF ANY GROUP AND
(II) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

---------------------                                      ---------------------
CUSIP No. 158915 10 8                    13D                        Page 3
---------------------                                      ---------------------


  1      NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         HM2/Chancellor, L.P.
-----------------------------------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                              (a)   [ ]
                                                                                              (b)   [X]
-----------------------------------------------------------------------------------------------------------
  3      SEC USE ONLY

-----------------------------------------------------------------------------------------------------------
  4      SOURCE OF FUNDS
            N/A
-----------------------------------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                                    [ ]
-----------------------------------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas
-----------------------------------------------------------------------------------------------------------
                                           7       SOLE VOTING POWER
                NUMBER OF                          0
                  SHARES                   -----------------------------------------------------------------
               BENEFICIALLY                8       SHARED VOTING POWER
                 OWNED BY
                   EACH                            13,127,402
                REPORTING                  -----------------------------------------------------------------
                  PERSON                   9       SOLE DISPOSITIVE POWER
                   WITH
                                                   0
                                           -----------------------------------------------------------------
                                           10      SHARED DISPOSITIVE POWER

                                                   13,127,402
-----------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,127,402
-----------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES
                                                                                                    [ ]
-----------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         9.2%
-----------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN
-----------------------------------------------------------------------------------------------------------

* THE REPORTING PERSON EXPRESSLY DISCLAIMS (I) THE EXISTENCE OF ANY GROUP AND
(II) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

---------------------                                      ---------------------
CUSIP No. 158915 10 8                    13D                        Page 4
---------------------                                      ---------------------


  1      NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         HM2/Chancellor GP, L.P.
-----------------------------------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                              (a)   [ ]
                                                                                              (b)   [X]
-----------------------------------------------------------------------------------------------------------
  3      SEC USE ONLY

-----------------------------------------------------------------------------------------------------------
  4      SOURCE OF FUNDS
            N/A
-----------------------------------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                                    [ ]
-----------------------------------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas
-----------------------------------------------------------------------------------------------------------
                                           7       SOLE VOTING POWER
                NUMBER OF                          0
                  SHARES                   -----------------------------------------------------------------
               BENEFICIALLY                8       SHARED VOTING POWER
                 OWNED BY
                   EACH                            13,127,402
                REPORTING                  -----------------------------------------------------------------
                  PERSON                   9       SOLE DISPOSITIVE POWER
                   WITH
                                                   0
                                           -----------------------------------------------------------------
                                           10      SHARED DISPOSITIVE POWER

                                                   13,127,402
-----------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,127,402
-----------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES
                                                                                                    [ ]
-----------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         9.2%
-----------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN
-----------------------------------------------------------------------------------------------------------

* THE REPORTING PERSON EXPRESSLY DISCLAIMS (I) THE EXISTENCE OF ANY GROUP AND
(II) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

---------------------                                      ---------------------
CUSIP No. 158915 10 8                    13D                        Page 5
---------------------                                      ---------------------


  1      NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         HM2/Chancellor Holdings, Inc.
-----------------------------------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                              (a)   [ ]
                                                                                              (b)   [X]
-----------------------------------------------------------------------------------------------------------
  3      SEC USE ONLY

-----------------------------------------------------------------------------------------------------------
  4      SOURCE OF FUNDS
            N/A
-----------------------------------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                                    [ ]
-----------------------------------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas
-----------------------------------------------------------------------------------------------------------
                                           7       SOLE VOTING POWER
                NUMBER OF                          0
                  SHARES                   -----------------------------------------------------------------
               BENEFICIALLY                8       SHARED VOTING POWER
                 OWNED BY
                   EACH                            13,127,402
                REPORTING                  -----------------------------------------------------------------
                  PERSON                   9       SOLE DISPOSITIVE POWER
                   WITH
                                                   0
                                           -----------------------------------------------------------------
                                           10      SHARED DISPOSITIVE POWER

                                                   13,127,402
-----------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,127,402
-----------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES
                                                                                                    [ ]
-----------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         9.2%
-----------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         CO
-----------------------------------------------------------------------------------------------------------

* THE REPORTING PERSON EXPRESSLY DISCLAIMS (I) THE EXISTENCE OF ANY GROUP AND
(II) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

---------------------                                      ---------------------
CUSIP No. 158915 10 8                    13D                        Page 6
---------------------                                      ---------------------



  1      NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         HM2/HMW, L.P.
-----------------------------------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                              (a)   [ ]
                                                                                              (b)   [X]
-----------------------------------------------------------------------------------------------------------
  3      SEC USE ONLY

-----------------------------------------------------------------------------------------------------------
  4      SOURCE OF FUNDS
            N/A
-----------------------------------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                                    [ ]
-----------------------------------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas
-----------------------------------------------------------------------------------------------------------
                                           7       SOLE VOTING POWER
                NUMBER OF                          0
                  SHARES                   -----------------------------------------------------------------
               BENEFICIALLY                8       SHARED VOTING POWER
                 OWNED BY
                   EACH                            2,155,514
                REPORTING                  -----------------------------------------------------------------
                  PERSON                   9       SOLE DISPOSITIVE POWER
                   WITH
                                                   0
                                           -----------------------------------------------------------------
                                           10      SHARED DISPOSITIVE POWER

                                                   2,155,514
-----------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,155,514
-----------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES
                                                                                                    [ ]
-----------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         1.5%
-----------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN
-----------------------------------------------------------------------------------------------------------

* THE REPORTING PERSON EXPRESSLY DISCLAIMS (I) THE EXISTENCE OF ANY GROUP AND
(II) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

---------------------                                      ---------------------
CUSIP No. 158915 10 8                    13D                        Page 7
---------------------                                      ---------------------



  1      NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Hicks, Muse, Tate & Furst Equity Fund II, L.P.
-----------------------------------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                              (a)    [ ]
                                                                                              (b)    [X]
-----------------------------------------------------------------------------------------------------------
  3      SEC USE ONLY

-----------------------------------------------------------------------------------------------------------
  4      SOURCE OF FUNDS
            N/A
-----------------------------------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                                    [ ]
-----------------------------------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-----------------------------------------------------------------------------------------------------------
                                           7       SOLE VOTING POWER
                NUMBER OF                          0
                  SHARES                   -----------------------------------------------------------------
               BENEFICIALLY                8       SHARED VOTING POWER
                 OWNED BY
                   EACH                            2,170,448
                REPORTING                  -----------------------------------------------------------------
                  PERSON                   9       SOLE DISPOSITIVE POWER
                   WITH
                                                   0
                                           -----------------------------------------------------------------
                                           10      SHARED DISPOSITIVE POWER

                                                   2,170,448
-----------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,170,448
-----------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES
                                                                                                    [ ]
-----------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         1.5%
-----------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN
-----------------------------------------------------------------------------------------------------------

* THE REPORTING PERSON EXPRESSLY DISCLAIMS (I) THE EXISTENCE OF ANY GROUP AND
(II) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

---------------------                                      ---------------------
CUSIP No. 158915 10 8                    13D                        Page 8
---------------------                                      ---------------------

  1      NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         HM2/GP Partners, L.P.
-----------------------------------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                              (a)   [ ]
                                                                                              (b)   [X]
-----------------------------------------------------------------------------------------------------------
  3      SEC USE ONLY

-----------------------------------------------------------------------------------------------------------
  4      SOURCE OF FUNDS
            N/A
-----------------------------------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                                    [ ]
-----------------------------------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas
-----------------------------------------------------------------------------------------------------------
                                           7       SOLE VOTING POWER
                NUMBER OF                          0
                  SHARES                   -----------------------------------------------------------------
               BENEFICIALLY                8       SHARED VOTING POWER
                 OWNED BY
                   EACH                            2,170,448
                REPORTING                  -----------------------------------------------------------------
                  PERSON                   9       SOLE DISPOSITIVE POWER
                   WITH
                                                   0
                                           -----------------------------------------------------------------
                                           10      SHARED DISPOSITIVE POWER

                                                   2,170,448
-----------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,170,448
-----------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES
                                                                                                    [ ]
-----------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         1.5%
-----------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN
-----------------------------------------------------------------------------------------------------------

* THE REPORTING PERSON EXPRESSLY DISCLAIMS (I) THE EXISTENCE OF ANY GROUP AND
(II) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

---------------------                                      ---------------------
CUSIP No. 158915 10 8                    13D                        Page 9
---------------------                                      ---------------------


  1      NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Hicks, Muse GP Partners, L.P.
-----------------------------------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                              (a)   [ ]
                                                                                              (b)   [X]
-----------------------------------------------------------------------------------------------------------
  3      SEC USE ONLY

-----------------------------------------------------------------------------------------------------------
  4      SOURCE OF FUNDS
            N/A
-----------------------------------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                                    [ ]
-----------------------------------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas
-----------------------------------------------------------------------------------------------------------
                                           7       SOLE VOTING POWER
                NUMBER OF                          0
                  SHARES                   -----------------------------------------------------------------
               BENEFICIALLY                8       SHARED VOTING POWER
                 OWNED BY
                   EACH                            2,170,448
                REPORTING                  -----------------------------------------------------------------
                  PERSON                   9       SOLE DISPOSITIVE POWER
                   WITH
                                                   0
                                           -----------------------------------------------------------------
                                           10      SHARED DISPOSITIVE POWER

                                                   2,170,448
-----------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,170,448
-----------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES
                                                                                                    [ ]
-----------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         1.5%
-----------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN
-----------------------------------------------------------------------------------------------------------


* THE REPORTING PERSON EXPRESSLY DISCLAIMS (I) THE EXISTENCE OF ANY GROUP AND
(II) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

---------------------                                      ---------------------
CUSIP No. 158915 10 8                    13D                        Page 10
---------------------                                      ---------------------

  1      NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Hicks, Muse Fund II Incorporated
-----------------------------------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                              (a)   [ ]
                                                                                              (b)   [X]
-----------------------------------------------------------------------------------------------------------
  3      SEC USE ONLY

-----------------------------------------------------------------------------------------------------------
  4      SOURCE OF FUNDS
            N/A
-----------------------------------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                                    [ ]
-----------------------------------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas
-----------------------------------------------------------------------------------------------------------
                                           7       SOLE VOTING POWER
                NUMBER OF                          0
                  SHARES                   -----------------------------------------------------------------
               BENEFICIALLY                8       SHARED VOTING POWER
                 OWNED BY
                   EACH                            2,170,448
                REPORTING                  -----------------------------------------------------------------
                  PERSON                   9       SOLE DISPOSITIVE POWER
                   WITH
                                                   0
                                           -----------------------------------------------------------------
                                           10      SHARED DISPOSITIVE POWER

                                                   2,170,448
-----------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,170,448
-----------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES
                                                                                                    [ ]
-----------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         1.5%
-----------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         CO
-----------------------------------------------------------------------------------------------------------

* THE REPORTING PERSON EXPRESSLY DISCLAIMS (I) THE EXISTENCE OF ANY GROUP AND
(II) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

         This Amendment No. 2 to Schedule 13D amends and supplements the Statement on Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on or about September 15, 1997 (the "Schedule 13D"), as amended by Amendment No. 1 filed on March 24, 1998, by Thomas O. Hicks, HM2/Chancellor, L.P., HM2/Chancellor GP, L.P., HM2/Chancellor Holdings, Inc., HM2/HMW, L.P., Hicks, Muse, Tate & Furst Equity Fund II, L.P., HM2/GP Partners, L.P., Hicks, Muse GP Partners, L.P., and Hicks, Muse Fund II Incorporated (collectively, the "Filing Parties"), with respect to the Common Stock, $0.01 par value, of Chancellor Media Corporation (the "Company"). Unless otherwise indicated, capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS

         On August 31, 1998, Thomas O. Hicks purchased an aggregate of 250,000 shares of the Common Stock, $0.01 par value ("Common Stock"), of Chancellor Media Corporation (the "Company"), in the following transactions:

         No. of                    Price
         Shares                   Per Share
         ------                   ---------
         50,000                   $37 3/4
         75,000                   $37 7/8
         75,000                   $37 5/8
         25,000                   $37 1/2
         25,000                   $37 3/8

         On September 8, 1998, Mr. Hicks purchased an aggregate of 100,000 shares of Common Stock of the Company in the following transactions:

         No. of                    Price
         Shares                   Per Share
         ------                   ---------
         25,000                   $33 5/8
         12,500                   $33 5/8
         22,500                   $33 3/4
         25,000                   $33 13/16
         15,000                   $33 7/8

         On September 10, 1998, Mr. Hicks purchased an aggregate of 100,000 shares of Common Stock of the Company in the following transactions:


         No. of                   Price
         Shares                 Per Share
         ------                 ---------
         10,000                 $29 1/2
         10,000                 $29 1/4
         10,000                 $29
         10,000                 $28 5/8
         10,000                 $28 3/8
          5,000                 $27 5/8
          5,000                 $26 7/8
          5,000                 $26 1/8
          5,000                 $25 3/8
         20,000                 $25 1/4
         10,000                 $26 1/8

         On September 14, 1998, Mr. Hicks purchased an aggregate of 50,000 shares of Common Stock of the Company in the following transactions:



         No. of                   Price
         Shares                 Per Share
         ------                 ---------
          5,000                 $25 5/8
          5,000                 $25 3/4
          5,000                 $25 7/8
         25,000                 $26
         10,000                 $26 1/8

         All of the purchases described in this Item 3 were effected by Mr. Hicks for his own account on The Nasdaq Stock Market's National Market in brokers' transactions.

         Payment for all purchased shares will be made with Mr. Hicks' personal funds and investment capital.


ITEM 4.  PURPOSE OF TRANSACTION

         The shares of Common Stock purchased by Mr. Hicks described in Item 3 to this Amendment No. 2 to Schedule 13D were purchased for investment purposes. Mr. Hicks is the Chairman of the Board of the Company and, through the relationships described in Item 5 hereof, may be deemed to beneficially own approximately 11.9% of the outstanding shares of Common Stock of the Company.

         On September 15, 1998, Hicks, Muse, Tate & Furst Incorporated, an affiliate of the Filing Parties, announced that certain affiliates of the Filing Parties may purchase up to $100 million in additional shares of Common Stock of the Company in open market transactions commencing immediately. The timing of any such purchases, the duration of the purchase period and the actual number of shares to be purchased will depend on market conditions.

         In addition to the foregoing, the Company has recently announced agreements relating to the merger of Ranger Equity Holdings Corporation (indirect parent to LIN Television Corporation) ("LIN") with the Company, and the merger of the Company with a subsidiary of Capstar Broadcasting Corporation ("Capstar"). Certain of the Filing Parties and their affiliates own substantial equity interests in each of LIN and Capstar. Assuming the consummation of these merger transactions, certain of the Filing Parties and their affiliates will receive additional shares of Common Stock of the ultimate successor to the Company. Each of the LIN and Capstar transactions are subject to various conditions, including regulatory and stockholder approvals and, accordingly, there can be no assurances that such transactions will be consummated.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         (a)

                 (1) Following the transactions described in Item 3, Mr. Hicks may be deemed to beneficially own in the aggregate 16,944,371 shares of the Common Stock of the Company, representing approximately 11.9% of the outstanding shares of Common Stock. Of such shares, Mr. Hicks has sole voting and dispositive power with respect to 1,625,705 shares, and shared voting and dispositive power with respect to 15,318,666 shares as a result of the relationships described in paragraph (b)(1) below.

                 (2) HM2/Chancellor may be deemed to beneficially own in the aggregate 13,127,402 shares of the Common Stock of the Company, representing approximately 9.2% of the outstanding shares of Common Stock. Of such shares, HM2/Chancellor has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 13,127,402 shares as a result of the relationships described in paragraph (b)(2) below.

                 (3) HM2/Chancellor GP may be deemed to beneficially own in the aggregate 13,127,402 shares of the Common Stock of the Company, representing approximately 9.2% of the outstanding shares of Common Stock. Of such shares, HM2/Chancellor GP has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 13,127,402 shares as a result of the relationships described in paragraph (b)(3) below.

                 (4) HM2/Chancellor Holdings may be deemed to beneficially own in the aggregate 13,127,402 shares of the Common Stock of the Company, representing approximately 9.2% of the outstanding shares of Common Stock. Of such shares, HM2/Chancellor Holdings has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 13,127,402 shares as a result of the relationships described in paragraph (b)(4) below.

                 (5) HM2/HMW may be deemed to beneficially own in the aggregate 2,155,514 shares of the Common Stock of the Company, representing approximately 1.5% of the outstanding shares of Common Stock. Of such shares, HM2/HMW has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,155,514 shares as a result of the relationships described in paragraph (b)(5) below.

                 (6) HM Fund II may be deemed to beneficially own in the aggregate 2,170,448 shares of the Common Stock of the Company, representing approximately 1.5% of the outstanding shares of Common Stock. Of such shares, HM Fund II has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,170,448 shares as a result of the relationships described in paragraph (b)(6) below.

                 (7)      [Intentionally omitted.]

                 (8) HM2/GP Partners may be deemed to beneficially own in the aggregate 2,170,448 shares of the Common Stock of the Company, representing approximately 1.5% of the outstanding shares of Common Stock. Of such shares, HM2/GP Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,170,448 shares as a result of the relationships described in paragraph (b)(8) below.

                 (9) Hicks Muse Partners may be deemed to beneficially own in the aggregate 2,170,448 shares of the Common Stock of the Company, representing approximately 1.5% of the outstanding shares of Common Stock. Of such shares, Hicks Muse Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,170,448 shares as a result of the relationships described in paragraph (b)(9) below.

                 (10) Fund II Incorporated may be deemed to beneficially own in the aggregate 2,170,448 shares of the Common Stock of the Company, representing approximately 1.5% of the outstanding shares of Common Stock. Of such shares, Fund II Incorporated has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,170,448 shares as a result of the relationships described in paragraph (b)(10) below.

         (b)

                 (1) Of the 1,625,705 shares of Common Stock for which Mr. Hicks has sole voting and dispositive power, 1,278,969 shares are held of record by Mr. Hicks, and 346,736 shares are held of record by Mr. Hicks as the trustee of certain trusts for the benefit of Mr. Hicks' children. Of the 15,318,666 shares of Common Stock for which Mr. Hicks has shared voting and dispositive power, 20,816 shares are owned by Mr. Hicks of record as the co-trustee of a trust for the benefit of unrelated parties, and 15,297,850 of such shares are owned of record by the following entities as follows: 13,127,402 shares of Common Stock are owned of record by HM2/Chancellor; 2,155,514 shares of Common Stock are owned of record by HM2/HMW; and 14,934 shares of Common Stock are owned of record by HM Fund II.

                 HM2/Chancellor GP is the general partner of HM2/Chancellor and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock owned of record by HM2/Chancellor. HM2/Chancellor Holdings is the general partner of HM2/Chancellor GP and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM2/Chancellor GP. Mr. Hicks is the sole director and owns all of the outstanding shares of capital stock of HM2/Chancellor Holdings and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by HM2/Chancellor Holdings.

                 HM Fund II is the general partner of HM2/HMW and, therefore, may be deemed to be the beneficial owner of the shares held of record by HM2/HMW. HM2/GP Partners is the general partner of HM Fund II and, therefore, may be deemed to be the beneficial owner of the shares held of record and beneficially owned by HM Fund II. Hicks Muse Partners is the general partner of HM2/GP Partners and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM2/GP Partners. Fund II Incorporated is the general partner of Hicks Muse Partners and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by Hicks Muse Partners. Mr. Hicks is the controlling stockholder, Chairman of the Board, Chief Executive Officer and Secretary of Fund II Incorporated and, therefore, may be deemed to beneficially own all or a portion of the shares of Common Stock beneficially owned by Fund II Incorporated.

                 (2) Of the 13,127,402 shares of Common Stock for which HM2/Chancellor has shared voting and dispositive power,

         13,127,402 of such shares are held of record by HM2/Chancellor.

                 (3) Of the 13,127,402 shares of Common Stock for which HM2/Chancellor GP has shared voting and dispositive power, none of such shares are held of record by HM2/Chancellor GP, and 13,127,402 of such shares are held of record by HM2/Chancellor. HM2/Chancellor GP is the general partner of HM2/Chancellor and, therefore, may be deemed to be the beneficial owner of the shares owned of record by HM2/Chancellor.

                 (4) Of the 13,127,402 shares of Common Stock for which HM2/Chancellor Holdings has shared voting and dispositive power, none of such shares are held of record by HM2/Chancellor Holdings, and 13,127,402 of such shares may be beneficially owned by HM2/Chancellor GP. HM2/Chancellor Holdings is the general partner of HM2/Chancellor GP and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM2/Chancellor GP.

                 (5) Of the 2,155,514 shares of Common Stock for which HM2/HMW has shared voting and dispositive power, 2,155,514 of such shares are held of record by HM2/HMW.

                 (6) Of the 2,170,448 shares of Common Stock for which HM Fund II has shared voting and dispositive power, 14,934 of such shares are held of record by HM Fund II, and 2,155,514 of such shares are held of record by HM2/HMW. HM Fund II is the general partner of HM2/HMW and, therefore, may be deemed to be the beneficial owner of the shares held of record by HM2/HMW.

                 (7)      [Intentionally omitted.]

                 (8) Of the 2,170,448 shares of Common Stock for which HM2/GP Partners has shared voting and dispositive power, none of such shares are held of record by HM2/GP Partners, and 2,170,448 of such shares are held of record and beneficially by HM Fund II. HM2/GP Partners is the general partner of HM Fund II and, therefore, may be deemed to be the beneficial owner of the shares held of record and beneficially owned by HM Fund II.

                 (9) Of the 2,170,448 shares of Common Stock for which Hicks Muse Partners has shared voting and dispositive power, none of such shares are held of record by Hicks Muse Partners, and 2,170,448 of such shares are beneficially owned by HM2/GP Partners. Hicks Muse Partners is the general partner of HM2/GP Partners and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM2/GP Partners.

                 (10) Of the 2,170,448 shares of Common Stock for which Fund II Incorporated has shared voting and dispositive power, none of such shares are held of record by Fund II Incorporated, and 2,170,448 of such shares may be beneficially owned by Hicks Muse Partners. Fund II Incorporated is the general partner of Hicks Muse Partners and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by Hicks Muse Partners.

         Each of the Filing Parties expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares of Common Stock covered by this Schedule 13D not owned by him or it of record.

         (c)     See Item 3.

         (d) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock held of record by HM2/Chancellor, HM2/HMW, and HM Fund II described in paragraphs (a) and (b) above is governed by the limited partnership agreements of each of such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership interests.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         (a) Press Release of Chancellor Media Corporation dated September 15, 1998.

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  September 15, 1998      By:                     *
---------------------        --------------------------------------------------
           Date                         Name:  Thomas O. Hicks


                          *By: /s/ DAVID W. KNICKEL
                              -------------------------------------------------
                              David W. Knickel,
                              Attorney-in-Fact

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  September 15, 1998              HICKS, MUSE FUND II INCORPORATED
---------------------
           Date

                                  By:            *
                                      -----------------------------------------
                                      Name:  Thomas O. Hicks
                                      Title: Chairman and Chief
                                             Executive Officer


                                  *By: /s/ DAVID W. KNICKEL
                                      -----------------------------------------
                                      David W. Knickel,
                                      Attorney-in-Fact

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  September 15, 1998       HICKS, MUSE GP PARTNERS, L.P.
---------------------
        Date
                           By:   HICKS, MUSE FUND II INCORPORATED,
                                 its general partner


                                  By:            *
                                      -----------------------------------------
                                      Name:  Thomas O. Hicks
                                      Title: Chairman and Chief
                                             Executive Officer


                                  *By: /s/ DAVID W. KNICKEL
                                      -----------------------------------------
                                      David W. Knickel,
                                      Attorney-in-Fact

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  September 15, 1998      HM2/GP PARTNERS, L.P.
--------------------
           Date
                          By:     HICKS, MUSE GP PARTNERS, L.P., its general
                                  partner

                          By: HICKS, MUSE FUND II INCORPORATED, its general partner


                                  By:            *
                                      -----------------------------------------
                                      Name:  Thomas O. Hicks
                                      Title: Chairman and Chief
                                             Executive Officer


                                  *By: /s/ DAVID W. KNICKEL
                                      -----------------------------------------
                                      David W. Knickel,
                                      Attorney-in-Fact

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  September 15, 1998      HICKS, MUSE, TATE & FURST EQUITY
---------------------     FUND II, L.P.
       Date
                          By:     HM2/GP PARTNERS, L.P., its general partner

                          By:     HICKS, MUSE GP PARTNERS, L.P., its general
                                  partner

                          By: HICKS, MUSE FUND II INCORPORATED, its general partner


                                  By:            *
                                      -----------------------------------------
                                      Name:  Thomas O. Hicks
                                      Title: Chairman and Chief
                                             Executive Officer


                                  *By: /s/ DAVID W. KNICKEL
                                      -----------------------------------------
                                      David W. Knickel,
                                      Attorney-in-Fact

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  September 15, 1998      HM2/HMW, L.P.
---------------------
           Date
                          By:     HICKS, MUSE, TATE & FURST EQUITY FUND II,
                                  L.P., its general partner

                          By:     HM2/GP PARTNERS, L.P., its general partner

                          By:     HICKS, MUSE GP PARTNERS, its general partner

                          By: HICKS, MUSE FUND II INCORPORATED, its general partner


                                  By:            *
                                      -----------------------------------------
                                      Name:  Thomas O. Hicks
                                      Title: Chairman and Chief
                                             Executive Officer


                                  *By: /s/ DAVID W. KNICKEL
                                      -----------------------------------------
                                      David W. Knickel,
                                      Attorney-in-Fact

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  September 15, 1998     HM2/CHANCELLOR, L.P.
---------------------
        Date
                         By:      HM2/CHANCELLOR GP, L.P., its general partner

                         By:      HM2/CHANCELLOR HOLDINGS, INC., its general
                                  partner


                                  By:            *
                                      -----------------------------------------
                                      Name:  Thomas O. Hicks
                                      Title: President


                                  *By: /s/ DAVID W. KNICKEL
                                      -----------------------------------------
                                      David W. Knickel,
                                      Attorney-in-Fact

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  September 15, 1998        HM2/CHANCELLOR GP, L.P.
---------------------
           Date
                            By:   HM2/CHANCELLOR HOLDINGS, INC., its general
                                  partner


                                  By:            *
                                      -----------------------------------------
                                      Name:  Thomas O. Hicks
                                      Title: President


                                  *By: /s/ DAVID W. KNICKEL
                                      -----------------------------------------
                                      David W. Knickel,
                                      Attorney-in-Fact

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  September 15, 1998              HM2/CHANCELLOR HOLDINGS, INC.
---------------------
           Date

                                  By:            *
                                      -----------------------------------------
                                      Name:  Thomas O. Hicks
                                      Title: President


                                  *By: /s/ DAVID W. KNICKEL
                                      -----------------------------------------
                                      David W. Knickel,
                                      Attorney-in-Fact

                               INDEX TO EXHIBITS



         Name of Exhibit                                       Page No.
         ---------------                                       --------
(a)      Press Release of Chancellor Media
         Corporation dated September 15, 1998.                    27